------------------------------
                                                           OMB  APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:     December 31, 2005
                                                  Estimated  average  burden
                                                  hours  per  response  11
                                                  ------------------------------

                                 UNITED  STATES
                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                   Under  the  Securities  Exchange  Act  of  1934

SpaceDev,  Inc.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)

$0.0001  par  value  common  stock
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)

846241  10  7
--------------------------------------------------------------------------------
                                 (CUSIP  Number)

Richard  B.  Slansky - 13855 Stowe Drive, Poway, California 92064 (858) 375-2030
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

December 30, 2005
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      PAGE

CUSIP  No.  84621  10  7


--------------------------------------------------------------------------------
1.   Name  of  Reporting  Persons.
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

Richard B. Slansky
--------------------------------------------------------------------------------
2.   Check  the  Appropriate  Box  If  a  Member  of  a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC  Use  Only

--------------------------------------------------------------------------------
4.   Source  of  Funds  (See  Instructions)
PF
--------------------------------------------------------------------------------
5.   Check  If  Disclosure  of  Legal  Proceedings  Is  Required  Pursuant  to
     Items  2(d)  or  2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship  or  Place  of  Organization
USA
--------------------------------------------------------------------------------
               7.   Sole  Voting  Power
  NUMBER  OF         110,723
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared  Voting  Power
 OWNED  BY                  0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole  Dispositive  Power
   PERSON           2,235,723
    WITH       -----------------------------------------------------------------
               10.  Shared  Dispositive  Power
                            0
--------------------------------------------------------------------------------
11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
2,235,723
--------------------------------------------------------------------------------
12.  Check  Box  If  the  Aggregate  Amount  in Row (11) Excludes Certain Shares
     (See  Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent  of  Class  Represented  by  Amount  in  Row  (11)
8.36%
--------------------------------------------------------------------------------
14.  Type  of  Reporting  Person  (See  Instructions)
IN
--------------------------------------------------------------------------------


                                      PAGE

ITEM  1.  SECURITY  AND  ISSUER

SpaceDev,  Inc.  ("SpaceDev")
Common  Stock,  $0.0001  par  value
13855  Stowe  Drive
Poway,  California  92064

ITEM  2.  IDENTITY  AND  BACKGROUND

     (a)  Richard B. Slansky

     (b)  13855  Stowe  Dr.  Poway,  CA.  92064

     (c) President, Chief Financial Officer, Secretary and Director of SpaceDev, the address for which is set forth above.

     (d)  N/A

     (e)  N/A

     (f)  U.S.  Citizen

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     Mr. Slansky has purchased with personal funds 110,723 shares of common stock of SpaceDev. Of such shares, he purchased 38,462 shares for $15,000 in cash in a private transaction in 2003 with Mr. Skarupa, the Company's former Vice President of Operations, an additional 38,462 shares for $15,000 in cash by exercising warrant rights which were transferred to Mr. Slansky by Mr. Skarupa, 25,000 shares for $12,750 in cash by exercising options granted to Mr. Slansky by SpaceDev and other shares acquired in open market transactions through Mr. Slansky's participation in SpaceDev's employee stock purchase plan. In addition, Mr. Slansky has vested options to purchase up to an aggregate of 2,125,000 shares at varying prices. All options that were granted on December 20, 2005 in connection with his employment by SpaceDev were vested at time of grant and, subject to certain limitations, the option may be exercised by means of a net exercise provision by surrendering shares with a fair market value of the exercise price upon exercise. All remaining options that Mr. Slansky held that were granted prior to December 20, 2005 and remained un-vested on December 20, 2005 were also deemed vested due to the Board of Directors accelerating all un-vested options.

ITEM  4.  PURPOSE  OF  TRANSACTION

     The shares were purchased by Mr. Slansky for investment. Mr. Slansky does not have any current or specific plans or proposals of the type required to be reported herein, although he may from time to time be involved in developing or analyzing plans or proposals that could affect SpaceDev in connection with the services he renders to SpaceDev as a part of his employment.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a) Mr. Slansky is deemed to be the beneficial owner of 2,235,723 shares of common stock, or 8.36% of the outstanding shares, including the shares that would be outstanding if the shares that Mr. Slansky has the right to purchase were actually outstanding. Included in this amount are 2,155,000 shares subject to options granted to Mr. Slansky in connection with his employment by SpaceDev. Thus, of the shares as to which Mr. Slansky is deemed to be the beneficial owner, Mr. Slansky has sole voting power with respect to 110,723 shares and shared voting power with respect to 0 shares, and Mr. Slansky has sole dispositive power with respect to all 2,235,000 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not  applicable.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

None.

                                      PAGE


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                               December 30, 2005
                                                              ------------------
                                                                            Date

                                                         /s/  Richard B. Slansky
                                                   -----------------------------
                                                              Richard B. Slansky
                                             President & Chief Financial Officer
                                             -----------------------------------
                                                                      Name/Title


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)